Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Benefits Administration Committee
The Bank of New York Mellon Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-144216 and 333-171258) on Form S-8 of The Bank of New York Mellon Corporation of our report dated June 23, 2014, with respect to the statements of net assets available for plan benefits of The Bank of New York Mellon Corporation 401(k) Savings Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of The Bank of New York Mellon Corporation 401(k) Savings Plan.

/s/ KPMG LLP
Pittsburgh, PA
June 23, 2014